299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

November 6, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Cityzenith Holdings, Inc.

Post-Qualification Amendment No. 1 to Form 1-A

                  Filed October 16, 2020

                  File No. 024-11170

Dear Mr. Derby:

We are in receipt of your comment letter dated October 26, 2020, regarding the Offering Circular (“Offering Circular”) on form 1A filed by CityZenith Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, a fifth amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Post-Qualification Amendment No. 2 to Form 1-A

General

1. Please revise your filing to include updated financial statements as required by Part F/S (b)(3)(B) of Form 1-A and provide an updated consent from your auditor.

The filing has been revised to include unaudited interim financial statements for the nine-month period ended September 30, 2020 and 2019.

Presuming the clearance of comments, we respectfully request a qualification date of November 11, 2020.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.